Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

February 8, 2023

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2287

Diversified Credit Portfolio of ETFs, Series 22

File Nos. 333-269014 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2287, filed on December 27, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 22 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please supplementally confirm that the exchange-traded funds in which the trust invests have an 80% policy to invest in fixed-income securities.

Response: The sponsor confirms that the exchange-traded funds in which the trust invests have one of the following policies: (i) an 80% policy to invest in fixed-income securities; (ii) an 80% policy to invest in the component securities of an index which is composed of fixed-income securities; or (iii) an 80% policy to invest in the component securities of an index which is composed of fixed-income securities and in securities that the adviser determines have economic characteristics that are substantially identical to the economic characteristics of the securities comprising the index.

2.       In the second paragraph under “Principal Investment Strategy” it states, “[t]he trust may also invest in preferred ETFs.” Please clarify what is meant by “preferred ETFs.”

Response: In response to this comment, the referenced disclosure has been revised as follows: “The trust may also invest in ETFs that invest substantially all of their assets in preferred securities (“preferred ETFs”).”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren